BANCO ITAÚ HOLDING FINANCEIRA S.A.
A Publicly Listed Company	CNPJ. 60.872.504/0001-23

Announcement to the Market

Payroll Management and Administration of Financial Resources of the
Municipal Government of São Paulo

1.

Banco Itaú Holding Financeira S.A. (ITAÚ HOLDING) states that, at a presence public bidding session held on September 5th, 2005, Banco Itaú S.A. (ITAÚ) submitted the best financial proposal to provide services, for a five-year period, consisting of making payments to active (working) and inactive (retired or pensioned) municipal employees, in the monthly amount of approximately R$ 340 million, and to manage the financial resources of the Municipal Government of São Paulo (local acronym PMSP –Prefeitura do Município de São Paulo), including investment funds.

2.

The proposal submitted stipulates cash payment of R$ 510 million for payroll management and R$ 1.5 million for management of resources. Continuing the current practice, these payments will be registered as “Advance Expenses” and recognized in the result within the period of validity of the contract.

3.	The process is now in the phase of analyzing documentation for the qualifications of the top-ranked bidders for subsequent award and approval.

4.	For ITAÚ, this operation will mean:
•

an additional 210,000 customers concentrated in the city of São Paulo, Brazil’s main market, without the need for major investments since it has an extensive network of branches in the Greater São Paulo region and since ITAÚ has a strong technological basis;

•	offering banking, insurance and pensions products and services to municipal employees, with an estimated increase of around 3% in the volume of retail segment business for ITAÚ network of branches;
•	managing the financial resources of the Municipal Government of São Paulo, the fifth largest budget in Brazilian government.

5.

São Paulo’s municipal employees will be able to use the most comprehensive range of products and services available in the market and enjoy the convenience of ITAÚ’s network of over 3,000 points of service, its 21,000 ATMs all over Brazil, and its differentiated Bankfone (“Phone Banking”) and Bankline (“Internet Banking”) services.

6.	Through this operation, ITAÚ HOLDING reaffirms its strategy of sustainable growth, broadening its focus in the individual account holder segment.

São Paulo, September 9, 2005

Alfredo Egydio Setubal
Investor Relations Officer